Exhibit 99.1

News Release

Laura Zobkiw	Peter Davis
Corporate Communications & Investor Relations	Chief Financial Officer
(510) 204-7200	510-204-7200

XOMA Reports First Quarter 2004 Financial Results

RAPTIVA™ Sales Growing, Oncology Collaboration with Chiron Initiated

Berkeley, CA—May 10, 2004—XOMA Ltd. (Nasdaq: XOMA), a biopharmaceutical development company, announced results for the quarter ended March 31, 2004.

For the first quarter of 2004, the Company recorded a net loss of $20.2 million or $0.24 per share compared with $13.1 million or $0.18 per share for the first quarter of 2003. As of March 31, 2004, XOMA held $79.0 million in cash, cash equivalents, and short-term investments, compared with $85.2 million at December 31, 2003.

Highlights for the quarter included continuing launch activities by Genentech, Inc. in support of RAPTIVA™. Genentech began selling RAPTIVA™ in late November of 2003. The RAPTIVA™ reimbursement and distribution model has been positively received by dermatologists and patients. Genentech currently works with a network of four specialty pharmacies to aid in the reimbursement process and deliver RAPTIVA™ prescriptions to patients at home. XOMA also initiated an exclusive, worldwide, multi-product collaboration with Chiron Corporation to develop and commercialize antibody products for the treatment of cancer.

“Genentech’s aggressive sales launch of RAPTIVA™ has already produced an encouraging sales ramp-up and the product has been well received by dermatologists and psoriasis patients, many of whom are using RAPTIVA™ as first-line systemic treatment,” said John L. Castello, president, chairman and chief executive officer of XOMA. “In addition to helping deliver our first approved product, the Genentech collaboration has been a model for additional partnerships, as exemplified by our recently announced multiple antibody product cancer collaboration with Chiron. This supports our strategy to secure long-term sustainable revenue and profitability, through a balanced portfolio of both partnered and proprietary products, while carefully leveraging our financial resources and managing the risks inherent in this industry. “

“Our first quarter financial results were in line with our expectations,” said Peter B. Davis, XOMA’s vice president of finance and chief financial officer. “The new agreement with Chiron is a great example of the benefits of our collaboration strategy, giving us not only a significant oncology pipeline, but also important financial benefits.”

Revenues

Total revenues for the first quarter of 2004 were $0.2 million compared with $3.2 million in the first quarter of 2003. The 2003 figure included license fees from several bacterial cell expression technology license arrangements, as well as revenue derived from agreements with Baxter Healthcare Corporation and Onyx Pharmaceuticals, Inc., which have subsequently been terminated. In relation to the research, development and commercialization agreement between XOMA and Chiron for antibody therapeutics in the field of oncology, the Company has not recognized revenue related to the initial payment received in March of 2004, nor any cost sharing adjustment, pending finalization of various details of the arrangement.

News Release

Expenses

Research and development expenses for the quarter ended March 31, 2004 increased to $13.0 million compared with $12.8 million for the same period in 2003. This increase reflects higher development costs related to XOMA’s XMP.629 topical acne compound, the MLN2222 complement inhibitor product, the TPO mimetic antibody program initiated in December 2003 and new product research were largely offset by reduced spending on RAPTIVA™, NEUPREX® and ING-1, as well as on the Onyx-015 and MLN2201 programs. Onyx-015 and MLN2201 were discontinued in 2003.

General and administrative expenses for the three months ended March 31, 2004 increased to $3.9 million from $3.3 million for the three months ended March 31, 2003. This reflected increased business development expenses and costs related to strengthening internal controls.

Collaboration arrangement expenses of $3.2 million in the quarter ended March 31, 2004 represent profit and cost sharing amounts from Genentech related to RAPTIVA™. This compared with a benefit of $0.3 million in the three months ended March 31, 2003. The 2004 figure reflects commercialization costs for RAPTIVA™ in excess of gross profit. Genentech reported RAPTIVA™ sales of $6.3 million in the quarter. The 2003 figure reflects a research and development cost sharing adjustment in XOMA’s favor in excess of XOMA’s share of pre-launch marketing expenses.

The Company has not previously reported “collaboration arrangement” as a separate line item. For reference purposes, 2003 quarterly and operating expenses reclassified on this basis were:

	Quarter Ended 2003—In thousands
	March 31	June 30	September 30	December 31
As previously filed:
Research and development	$11,982	$13,502	$15,933	$16,044
Marketing, general and administrative	3,905	4,698	6,266	9,620

Total operating cost and expenses	$15,887	$18,200	$22,199	$25,664

As reclassified:
Research and development	$12,836	$14,650	$16,622	$16,956
General and administrative	3,306	3,024	3,603	3,501
Collaboration arrangement	(255)	526	1,974	5,207

Total operating cost and expenses	$15,887	$18,200	$22,199	$25,664

Liquidity and Capital Resources

Net cash used in operating activities was $2.8 million in the first quarter of 2004 compared with $11.2 million for the three months ended March 31, 2003. The improvement in 2004 compared with 2003 reflected $10 million received from Baxter related to NEUPREX® and $5 million received from Chiron related to the initiation of an exclusive collaboration for the development of antibody products in oncology, which more than offset the increase in net loss.

The Company estimates that it has sufficient cash resources, together with funding available to it through its collaborations, to meet its operating needs through at least the end of 2005. Any significant revenue shortfalls, increases in planned spending on development programs, losses on RAPTIVA™, additional licensing arrangements, collaborations or financing arrangements could potentially shorten or extend this period.

News Release

In March of 2004, XOMA announced an exclusive collaboration agreement with Chiron to develop multiple therapeutic cancer antibody products. The arrangement includes a 70-30 cost and profit-sharing arrangement, with XOMA’s share being 30 percent. In addition, XOMA is entitled to initial payments totaling $10 million and, beginning in 2005, can draw upon a loan facility of up to $50 million to fund up to 75 percent of its share of development expenses. Chiron’s profit share is subject to a limited upward adjustment that may be reduced if XOMA achieves certain milestones in the development phase of the arrangement or if Chiron elects to extend the program. The Company has not recognized revenue related to the initial payment received in March of 2004, nor any cost sharing adjustment, pending finalization of various details of the arrangement.

Balance Sheet—Long Term Debt

The RAPTIVA™ product approval in October of 2003 triggered XOMA’s obligation to pay balances due under commercial and development loan agreements with Genentech. In November of 2003, XOMA elected to defer approximately $40.0 million of the amount due under the development loan agreement. This loan becomes due and payable as, when and to the extent that XOMA earns profits under its U.S. operating profit sharing arrangement with Genentech. The remaining $29.6 million balance of the development loan was paid in December of 2003 with preference shares convertible into XOMA common shares at a conversion price of approximately $7.75 per share. The commercial loan balance at year-end 2003 was $13.3 million, of which $3.0 million was paid in January of 2004, and the balance was paid in May of 2004.

2004 Financial Outlook

XOMA expects to record higher losses in 2004 than in 2003, primarily due to decreased license and contract revenues and to costs related to the RAPTIVA™ sales launch. XOMA’s strategy is to continue broadening its pipeline through both internal development and additional collaborations beyond its existing partnerships with Genentech, Millennium Pharmaceuticals, Inc., Alexion Pharmaceuticals, Inc. and Chiron.

Product Highlights

RAPTIVA™ (Efalizumab)

RAPTIVA™ is the first FDA-approved biologic therapy designed to provide continuous control of chronic moderate-to-severe plaque psoriasis in adults age 18 or older who are candidates for systemic therapy or phototherapy. Patients can self-administer the drug as a single, once-weekly subcutaneous injection.

In January of 2003, Genentech and XOMA initiated a Phase II study evaluating RAPTIVA™ in patients with psoriatic arthritis. Preliminary results, announced in March of 2004, indicated that the study data did not reach statistical significance. Genentech and XOMA plan to present data from a more complete analysis at the SDEF International Psoriasis Symposia Meeting in June of 2004. The companies also continue to evaluate additional indications for RAPTIVA™.

In March of 2004, Serono S.A. (virt-x:SEO and NYSE: SRA), Genentech’s alliance company outside the U.S., announced that it had received its first European marketing approval, from Switzerland, of RAPTIVA™ for moderate-to-severe psoriasis. Serono has announced that it expects a ruling on European approval of RAPTIVA during the third quarter of 2004, with a launch expected later in the year. Serono has also filed additional applications in other countries. XOMA is entitled to a royalty from Genentech on sales of RAPTIVA™ outside the United States.

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XMP.629 for acne

XOMA is currently evaluating XMP.629, a topical, anti-bacterial peptide compound, as a possible treatment for acne. The compound, derived from human bactericidal/permeability-increasing protein (BPI), targets bacteria associated with inflammatory lesions in acne patients, including those resistant to current antibiotic treatments. In 2003, the Company completed two Phase I clinical trials to evaluate skin irritation and pharmacokinetics of the compound. The Company plans to present Phase I data at the American Academy of Dermatology Summer Meeting in July of 2004. In January of 2004, XOMA announced the initiation of Phase II clinical testing. This trial should be completed in the third quarter of 2004, and the Company plans to make a decision regarding whether to proceed to a Phase III study by year-end.

MLN2222

XOMA and Millennium (Nasdaq: MLNM) are developing MLN2222 (formerly CAB-2), a complement inhibitor, for complications associated with coronary artery bypass graft (CABG) surgery. This novel, proprietary recombinant protein blocks both the C3 and C5 convertases, essential components of the complement activation pathway. MLN2222 is designed to reduce the incidence of complications in patients undergoing surgical procedures using cardiopulmonary bypass (CPB) through a heart-lung bypass machine. These patients are typically at increased risk of organ damage from complement activation triggered by ischemia and reperfusion (the cut-off and reinstatement of blood supply to organs during CPB).

In December of 2003, XOMA initiated a Phase I program that will evaluate the safety, tolerability, pharmacokinetic and pharmacodynamic properties of MLN2222 in healthy volunteers. Conducted in the United States, the overall Phase I program will enroll healthy volunteers and CABG surgery patients. The Company plans to make a decision regarding whether to proceed to Phase II studies in 2005.

NEUPREX®

NEUPREX® is an injectable formulation of rBPI-21, a genetically engineered fragment of BPI, a human host-defense protein. XOMA terminated its license and supply agreements with Baxter for this product in July of 2003. In return for a release from its obligations under the agreements, Baxter paid a one-time $10.0 million payment to XOMA in January of 2004.

In October of 2003, XOMA announced the initiation of an open-label Phase I/II probe study of NEUPREX® in pediatric patients undergoing open-heart surgery for congenital heart abnormalities. The study is sponsored by an investigator at the Children’s Medical Center in Dallas. XOMA is evaluating possible future options for developing the product in multiple indications via investigator sponsored clinical trials, and continues to evaluate potential partnership opportunities.

TPO Mimetic

In December of 2003, Alexion (Nasdaq: ALXN) and XOMA announced a collaborative agreement to develop and commercialize a rationally designed human TPO-mimetic antibody as a treatment for chemotherapy-induced thrombocytopenia. In this condition, as a side-effect of chemotherapy treatment, the number of platelets (blood cells necessary to induce clotting) is reduced, potentially leading to bleeding complications. The antibody, discovered at Alexion Antibody Technologies (AAT), a wholly owned subsidiary of Alexion, was designed to mimic the activity of human thrombopoietin (TPO), a naturally occurring protein responsible for platelet production. Preclinical development continues.

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Oncology Therapeutic Antibodies Program

In March of 2004, Chiron (Nasdaq: CHIR) and XOMA announced an exclusive, worldwide, multi-product collaboration to develop and commercialize antibody products for the treatment of cancer. Under the terms of the agreement, the companies will jointly research, develop, and commercialize multiple antibody product candidates. The companies will share expenses including preclinical and clinical development, manufacturing, and worldwide marketing costs, as well as revenues, generally on a 70-30 basis, with XOMA’s share being 30 percent. Financial terms include initial payments to XOMA totaling $10 million and a loan facility of up to $50 million to fund up to 75 percent of XOMA’s share of expenses.

Diversa Antibody Licensing Agreement

In January of 2004, XOMA announced a licensing and product development agreement with Diversa Corporation (Nasdaq: DVSA). Under the terms of the agreement, Diversa receives a license to use XOMA’s antibody expression technology for developing antibody products independently and with collaborators, and an option to a license for production of antibodies under the XOMA patents. XOMA receives a license fee and could receive future milestone and royalty payments. Under the terms of the development portion of the agreement, XOMA and Diversa will combine their capabilities to discover and develop antibodies for autoimmune-related diseases. Diversa will receive research funding and is entitled to receive milestones and royalties on any drugs developed under the agreement.

Investor Conference Call

XOMA has scheduled an investor conference call regarding this announcement to be held tomorrow, May 11, 2004, beginning at 4:00 PM EST (1:00 P.M. PST). Investors are invited to listen to the conference call by phone or via XOMA’s website, http://www.xoma.com/. The domestic dial-in number (U.S./Canada) for the live call is 1-877-869-7222 and the conference ID number is 7236639. The international dial-in number is 1-706-679-5933 and uses the same dial-in conference I.D. number. To listen to the call via the Internet, go to XOMA’s website a few minutes before the start of the call to register, download, and install any necessary audio software.

The audio replay of the call will be available beginning two hours following the conclusion of the webcast through 6:00 p.m. EST (3:00 p.m. PST) on May 25, 2004. Access numbers for the replay are 1-800-642-1687 (U.S./Canada) or 1-706-645-9291 (International); Conference I.D. 7236639.

About XOMA

XOMA is a biopharmaceutical company focused on developing and manufacturing antibody and other protein-based biopharmaceuticals for disease targets that include cancer, immunological and inflammatory disorders, and infectious diseases. The Company’s proprietary and collaborative product development programs include: RAPTIVA™ for moderate to severe plaque psoriasis (marketed), and other indications, in collaboration with Genentech, Inc.; XMP.629, a proprietary topical peptide compound for acne (Phase II); NEUPREX®, a proprietary compound for systemic treatment of ant-infective and anti-inflammatory indications, currently in a Phase I/II study to limit complications following pediatric cardiopulmonary bypass surgery; MLN2222, a recombinant protein for reducing the incidence of post-operative events in coronary artery bypass graft surgery patients, with Millennium Pharmaceuticals, Inc. (Phase I); a TPO mimetic antibody to treat chemotherapy-induced thrombocytopenia, in collaboration with Alexion Pharmaceuticals, Inc. (preclinical) and a multiple antibody product candidate program for the treatment of cancer in collaboration with Chiron Corporation (preclinical). For more information about XOMA’s product pipeline and antibody product development capabilities and technologies, please visit XOMA’s website at http://www.xoma.com/.

News Release

Certain statements contained herein related to the relative size of the Company’s loss for 2004, the sufficiency of its cash resources and the marketing and sales efforts for RAPTIVA™, as well as other statements related to the progress and timing of product development, present or future licensing, collaborative or financing arrangements or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market.

Among other things, the actual loss for 2004 could be higher depending on revenues from licensees and collaborators, the size and timing of expenditures and whether there are unanticipated expenditures; the sufficiency of cash resources could be shortened if expenditures are made earlier or in larger amounts than anticipated or are unanticipated or if funds are not available on acceptable terms; and the marketing and sales efforts for RAPTIVA™ may not be successful if Genentech fails to meet its commercialization goals, due to the strength of the competition or if physicians do not adopt the product as treatment for their patients. These and other risks, including those related to the results of pre-clinical testing, the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data), changes in the status of the existing collaborative relationships, availability of additional licensing or collaboration opportunities, the ability of collaborators and other partners to meet their obligations, market demand for products, scale up and marketing capabilities, competition, international operations, share price volatility, XOMA’s financing needs and opportunities, uncertainties regarding the status of biotechnology patents, uncertainties as to the cost of protecting intellectual property and risks associated with XOMA’s status as a Bermuda company, are described in more detail in the Company’s most recent annual report on Form 10-K and in other SEC filings.

Condensed Financial Statements Follow

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XOMA Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	March 31, 2004	December 31, 2003
ASSETS	(Unaudited)	(Note 1)
Current assets:
Cash and cash equivalents	$78,538	$84,812
Short-term investments	469	436
Receivables	128	10,625
Related party receivables—current	85	94
Prepaid expenses and other	1,132	1,267

Total current assets	80,352	97,234
Property and equipment, net	20,981	21,337
Related party receivables—long-term	103	120
Deposits and other	160	159

Total assets	$101,596	$118,850

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$2,259	$5,058
Accrued liabilities	8,429	6,163
Notes payable—current	10,389	13,343
Capital lease obligations—current	490	520
Deferred revenue—current	1,866	90
Convertible note—current	5,319	5,284

Total current liabilities	28,752	30,458

Capital lease obligations—long-term	148	272
Deferred revenue—long-term	3,194	—
Interest bearing long-term obligation	40,117	39,906

Total liabilities	72,211	70,636

Shareholders’ equity:
Preference shares, $.05 par value, 1,000,000 shares authorized
Series A, 135,000 designated, no shares issued and outstanding	—	—
Series B, 8,000 designated, 2,959 and 2,959 shares issued and outstanding, respectively. Aggregate liquidation preference of $29.6 million.	1	1
Common shares, $.0005 par value, 135,000,000 shares authorized, 84,313,795 and 83,998,697 shares outstanding, respectively	42	42
Additional paid-in capital	648,839	647,534
Accumulated comprehensive income	198	166
Accumulated deficit	(619,695)	(599,529

Total shareholders’ equity	29,385	48,214

Total liabilities and shareholders’ equity	$101,596	$118,850

Note 1—Amounts derived from the Company’s audited financial statements appearing in the Annual Report on Form 10-K for the year ended December 31, 2003 as filed with the Securities and Exchange Commission.

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XOMA Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited, in thousands except per share amounts)

	Three months ended March 31,
	2004	2003
Revenues:
License and collaborative fees	$155	$1,155
Contract and other revenue	15	2,009

Total revenues	170	3,164

Operating costs and expenses:
Research and development	13,015	12,836
General and administrative	3,935	3,306
Collaboration arrangement (benefit)	3,238	(255)

Total operating costs and expenses	20,188	15,887

Loss from operations	(20,018)	(12,723)

Other income (expense):
Investment and interest income	194	113
Interest expense	(340)	(486)
Other income (expense)	(4)	2

Net loss	$(20,168)	$(13,094)

Basic and diluted net loss per common share	$(0.24)	$(0.18)

Shares used in computing basic and diluted net loss per common share	84,171	71,843